United States securities and exchange commission logo





                              November 10, 2020

       Marissa Welner
       Director
       JMD Properties, Inc.
       139 Fulton St., Ste. 412
       New York, NY 10038

                                                        Re: JMD Properties,
Inc.
                                                            Form 1-A
                                                            Filed October 15,
2020
                                                            File No. 024-11342

       Dear Ms. Welner:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed October 15, 2020

       Offering Circular Summary
       Our Company, page 5

   1. We note that the information provided under the above listed heading and in the
                                                        Description of Business
starting on page 60 do not make clear the products in the
                                                        company's development
pipeline, referenced in the Risk Factors section of the offering circular, or where in
development those products fall. As presented, much of the
                                                        disclosure in the
document may be interpreted to mean that the company has a
                                                        commercialized product
with demonstrated results. For instance, you state that
                                                        "based upon years of
robust research, [y]our proprietary panel of biomarkers can notify providers" of certain
data, although you have presented no clinical data as support for this statement. Please
revise the Offering Circular Summary and the Description of Business
                                                        to clearly describe the
products in the company's pipeline, the stage of development of each, and the
regulatory approvals required prior to commercialization of each. Please
 Marissa Welner
FirstName LastNameMarissa Welner
JMD Properties, Inc.
Comapany 10,
November  NameJMD
              2020 Properties, Inc.
November
Page 2    10, 2020 Page 2
FirstName LastName
         also ensure that your disclosure in the Risk Factors is consistent with such revised disclosure. We also note statements on your website that imply commercialization that should be reviewed.
2. Please revise the description of the organizational history of the company to state when
         Stella Diagnostics, LLC was formed and the extent of its operations prior to its merger with JMD Properties, Inc. in August 2020.
Risk Factors, page 8

3. Please include a risk factor discussing the risks relating to the company having only one employee and the lack of a chief financial officer or individual with financial expertise to oversee the internal controls and accounting functions of the company's operations.
Dilution, page 50

4. Please revise your net tangible book value to reflect the value at the most recent balance sheet date presented with a pro forma value that agrees to your pro forma financial information to be provided.
5. Please revise your funding level table to present the impact that corresponds to your use of proceeds presentation using the 100%, 75%, 50% and 25% of the offering that also takes into consideration the portion of the proceeds that is from selling shareholders.
6. We note your risk factor on page 46 that states that investors will suffer immediate dilution due to the lower book value per share of your common stock compared to the purchase price of the Offered Shares in the offering. This does not appear consistent with your disclosure on page 50. In addition, it appears that the beginning of the Dilution section has been omitted. Please review and revise.
Use of Proceeds, page 51

7. We note your disclosure that there are 100,000 shares of Series A Preferred Stock outstanding before and after this offering. Based on the disclosures provided in Note 11 on page F-24, it would appear that there are 10,900 shares of Series A Preferred Stock outstanding before and after this offering. Please address this inconsistency.
8. Please revise the use of proceeds disclosure on page 51 to be consistent with the disclosure provided on pages 65-66. Please also revise page 6 of the Offering Summary to quantify the uses listed, in line with the disclosure provided later in the document.
Plan of Distribution
In General, page 53

9. We note that your officers, directors and employees will offer the shares "with the assistance of independent consultants." Please provide more detail regarding these consultants and the compensation arrangements in place.
 Marissa Welner
JMD Properties, Inc.
November 10, 2020
Page 3
Minimum Purchase Requirements, page 55

10. We note your statement on page 55 that there is a minimum purchase requirement of at least $5,000 of Offering Shares; however, on the cover page of the Offering Circular you state that a minimum purchase of $10,000 is required. Please review to reconcile these statements.
Description of Securities , page 56

11. Please clarify on what matters the Series A, Series B, Series D and common stock have the right to vote
Description of Business, page 60

12. Please provide clinical data to support your statements throughout the Description of
         Business regarding the capabilities of your approach. If you have no clinical data to support your claims, please so state.
13. We note your statement on page 60 that "there are nearly 11,000 practicing gastroenterologists in the US who would potentially incorporate [y]our diagnostic platform into their routine clinical sequences for monitoring patients with Barrett's esophagus." Please remove this statement, as it does not appear to be based on engagement with these parties but purely speculative.
Intellectual Property, page 62

14. Please revise this section to clarify whether the company has any granted or provisional patents in place . If so, please disclose the importance and duration and effect of each. If none are held, please so state.
Index to Consolidated Financial Statements, page F-1

15.      Please provide Stella Diagnostics, LLC   s financial statements as
required by Part F/S
         (b)(7)(iii) of Form 1-A. In this regard, we note your disclosures on page 60 that Stella has performed years of robust research to develop your proprietary panel of biomarkers that can notify providers if common diseases of the esophagus like GERD and
Barrett   s
         esophagus express proteins associated with normal or carcinogenic processes. As part of your response, please tell us when Stella was incorporated along with its fiscal year end.
16.    Please provide pro forma financial information required by Part F/S
(b)(7) (iv) of Form 1-
       A that shows the effects of the acquisition of Stella Diagnostics, LLC and also concurrent transactions related to and resulting in the spin-off of JMD MHC, LLC. FirstName LastNameMarissa Welner
17. Please revise the company name for the financial statements presented to read JMD
Comapany    NameJMD
       Properties, Inc., Properties, Inc. with Stella Diagnostics, LLC and the subsequent name as the transaction
       change
November   10, did
               2020notPage
                       occur3 during the periods presented.
FirstName LastName
 Marissa Welner
FirstName LastNameMarissa Welner
JMD Properties, Inc.
Comapany 10,
November  NameJMD
              2020 Properties, Inc.
November
Page 4    10, 2020 Page 4
FirstName LastName
Note 11     Subsequent Event, page F-24

18. Please provide us with your assessment of the facts and circumstances for the acquisition
         of 100% of Stella Diagnostics, LLC   s issued and outstanding
membership units for 900
         shares of JMD Properties Series A Preferred Stock, representing 0.9% of the then outstanding shares of Series A Preferred Stock, that led you to conclude that the transaction is a reverse merger per ASC 805-40-55 rather than an acquisition of a business per ASC 805-10.
19. We note your disclosure that the Series B Preferred stockholders exchanged 100% of their
         Series B Preferred Stock for shares of Series D Preferred Stock at a 1-for-1.2 ratio in conjunction with the Stella Diagnostics merger. Please revise to quantify the number of
         Series D Preferred Shares issued as part of this exchange and reconcile this amount to your disclosure on page 56 which states that 927,514 shares of Series D Preferred Stock are currently issued and outstanding. As part of your response, please also reconcile your disclosure on page F-22 that as of June 30, 2020 that there were 3,449,000 shares of Series
         B Preferred Stock outstanding with the 3,599,000 shares listed as outstanding on the face of your Balance Sheet on page F-14.
20. We note that you issued shares of Series D Preferred Stock in satisfaction of the debt
         related to your prior operation   s real estate. Note 11 states that
that the outstanding loan
         and interest balance was $414,643 and was exchanged for 498,771 shares. The disclosures on page 69 note that the outstanding loan and interest balance was $415,642 and was exchanged for 99,754 shares. The disclosure on page 74 states Israel Levy
         Revocable Trust owns 48,000 shares of Series D Preferred Stock. Please revise your disclosures to address these inconsistencies.
21. Please include disclosure that you assumed the convertible promissory notes as part of the spin-off of JMD MHC, LLC, if correct, along with any other liabilities that may have been retained. Refer to the disclosures on page 68.
Exhibits

22. Pursuant to Part III, Item 17 of Form 1-A, please file the following as exhibits:
             company bylaws;
             instruments defining the rights of securityholders;
             Employment Agreement with Dr. Joe Abdo;
             Consulting Agreement with DEVKI PLLC;
             board agreements, referenced on page 73;
             "Scope of Work" with Mprobe, Inc.; and
             "testing the waters" materials.
23. We note that the Subscription Agreement filed as Exhibit 4.1 contains a waiver of a right to a jury trial. Please revise this agreement to clearly state whether or not this provision applies to federal securities law claims. If it is intended to apply to claims under federal securities laws, please revise the agreement to clearly state that investors cannot waive
 Marissa Welner
JMD Properties, Inc.
November 10, 2020
Page 5
       compliance with federal securities laws and the rules and regulations promulgated thereunder. In addition, please include a risk factor in the Offering Circular with a description of the provision and its scope, the risks of the provision and other impacts on investors, and any uncertainty about enforceability of the provision.
24. We note that the forum selection provision included your Subscription Agreement identifies state and federal courts of New York County, New York as the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Subscription Agreement and any documents included within the Offering Circular. Please include a risk factor in the Offering Circular relating to this provision and disclose whether it applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       If this provision does not apply to actions arising under the Securities Act or Exchange
       Act, please also ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
FirstName LastNameMarissa Welner
                                                              Division of
Corporation Finance
Comapany NameJMD Properties, Inc.
                                                              Office of Life
Sciences
November 10, 2020 Page 5
cc:       Jonathan D. Leinwand
FirstName LastName